UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 02 December 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the
following information is disclosed:

DEALING IN SECURITIES BY DIRECTORS: SHARE AWARDS

In line with the provisions of the Harmony Share Plan, shares are awarded to directors
in November of each year.

1. Name of director:		PW Steenkamp (Chief Executive Officer)
	Nature of transaction:	Off market award of performance shares
	Periods of vesting:	Performance shares vest after three years.
	Date:	29 November 2016
	Class of securities:	Performance shares
	Number of performance shares awarded:	420 423
	Nature and extent of director's interest:	Direct beneficial
2. Name of director:		F Abbott (Financial Director)
	Nature of transaction:	Off market award of performance shares
	Periods of vesting:	Performance shares vest after three years.
	Date:	29 November 2016
	Number of performance shares awarded:	245 881
	Matched performance shares awarded, matching the 2013 performance shares vested and pledged in November 2016:	84 952
	Nature and extent of director's interest:	Direct beneficial

3. Name of director: HE Mashego (Executive Director)

   Nature of transaction: Off market award of performance shares

   Periods of vesting: Performance shares vest after three years.

   Date: 29 November 2016

   Class of securities: Performance shares

   Number of performance shares awarded: 152 091

   Nature and extent of director's interest: Direct beneficial

4. Name of Company Secretary: Riana Bisschoff (Company Secretary)

   Nature of transaction: Off market award of performance shares

   Periods of vesting: Performance shares vest after three years.

   Date: 29 November 2016

   Class of securities: Performance shares

   Number of performance shares awarded: 53 798

   Nature and extent of director's interest: Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
2 December 2016

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 02, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director